UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 2)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

iQIYI, Inc.

(Name of Subject Company (Issuer))

iQIYI, Inc.

(Name of Filing Person (Issuer))

4.00% Convertible Senior Notes due 2026

(Title of Class of Securities)

46267XAE8

(CUSIP Number of Class of Securities)

Jun Wang

Chief Financial Officer

4/F, iQIYI Youth Center, Yoolee Plaza,

No. 21, North Road of Workers’ Stadium, Chaoyang District

Beijing 100027, People’s Republic of China

Telephone: +86 10-6267-7171

with copy to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86 10 6535-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by iQIYI, Inc. (the “Company”) on May 28, 2024, as subsequently amended and supplemented by the Amendment No. 1 filed on June 13, 2024 (as so amended and supplemented, the “Schedule TO”) with respect to the right of each Holder of the Notes to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Schedule TO and the Repurchase Right Notice (the “Repurchase Right Notice”) to Holders of 4.00% Convertible Senior Notes due 2026 (the “Notes”) issued by the Company, dated as of June 13, 2024.

This Amendment No. 2 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Repurchase Right. The information contained in the Schedule TO, including the Repurchase Right Notice, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 2 amends and supplements the Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The repurchase right offer expired at 5:00 p.m., New York City time, on Tuesday, July 30, 2024. The Company has been advised by Citibank, N.A., as the paying agent for the Notes, that pursuant to the terms of the Repurchase Right Notice, US$395,450,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The aggregate amount of the repurchase price of these Notes (including the aggregate principal amount of the Notes plus accrued and unpaid interest) (the “Repurchase Price”) is US$397,471,188.84. The Company has accepted all of the surrendered Notes for repurchase pursuant to the terms of the Repurchase Right Notice and has forwarded cash in payment of the Repurchase Price to the Paying Agent for distribution to the Holders that had validly exercised their repurchase right. Following settlement of the repurchase, US$157,000 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

ITEM 12.	EXHIBITS.

(a)	Exhibits.

(a)(1)*	Amended and Restated Repurchase Right Notice to Holders of 4.00% Convertible Senior Notes due 2026 issued by the Company, dated as of June 13, 2024

(a)(5)(A)*	Press Release issued by the Company, dated as of May 28, 2024

(a)(5)(B)†	Press Release issued by the Company, dated as of August 1, 2024

(b)	Not applicable.

(d)(1)	Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.64 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

(d)(2)	First Supplemental Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.65 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

(g)	Not applicable.

(h)	Not applicable.

(b)	Filing Fee Exhibit.

†	Filing Fee Table.

*	Previously filed.
†	Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Amended and Restated Repurchase Right Notice to Holders of 4.00% Convertible Senior Notes due 2026 issued by the Company, dated as of June 13, 2024

(a)(5)(A)*	Press Release issued by the Company, dated as of May 28, 2024

(a)(5)(B)†	Press Release issued by the Company, dated as of August 1, 2024

(d)(1)	Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.64 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

(d)(2)	First Supplemental Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.65 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

(b)†	Filing Fee Table

*	Previously filed.
†	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iQIYI, Inc.

By:	/s/ Jun Wang
Name: Jun Wang
Title: Chief Financial Officer

Dated: August 1, 2024

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